FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 11, 2009

Item 3: News Release:

A news release dated and issued on December 119, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Announces Changes to Corporate Management

Item 5: Full Description of Material Change:

December 11, 2009 Vancouver, Canada Pacific North West Capital Corp. (“PFN” the “Company”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the appointment of Richard Goodwin, P. Eng, as Vice President, Engineering.

The Company is pleased to welcome Richard Goodwin, who brings over 25 years experience in underground mine operations, engineering consulting and corporate management to our group. Early in his career, Mr. Goodwin held a variety of mining and geotechnical engineering positions for ten years at the Myra Falls Operations of Westmin Resources Ltd. In1995 he became a consulting mining engineer, first with MRDI Canada as a Principal Engineer and later with Snowden MIC, where he managed Snowden’s steady growth in Canada.  Mr. Goodwin then went on to manage the development, test mining and completion of feasibility studies as Vice President, Mining, for Yukon Zinc Corporation’s Wolverine zinc-silver project. Prior to joining the Company on a consulting basis earlier this year, Mr. Goodwin oversaw a $300 M project for the construction of a 2000 tonne-per-day polymetallic mine as Chief Operating Officer & VP, Mining for Redcorp Resources Ltd.

Dr. Jonathon Findlay has resigned as Vice President, Exploration, to pursue other interests, but will continue to lend his expertise in an advisory capacity to the Board.  On behalf of the Board, management and shareholders of the Company, we would like to thank Mr. Findlay for his time and service to the Company and wish him the best with his new endeavours.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 11th day of December 2009.